Exhibit 99.5
FOR IMMEDIATE RELEASE

Cimetrix Announces Fiscal Year 2013 Financial Results
31% Increase in Fourth Quarter Revenue Drives Full Year Profitability

SALT LAKE CITY, UT — March 27, 2014 — Cimetrix Incorporated (OTCQB: CMXX, www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for the fourth quarter and year ended December 31, 2013.

Fourth Quarter 2013 Financial Results Highlights
•	Total software revenue was $1,355,000, up 8% compared to the fourth quarter of 2012, and up 31% from the third quarter of 2013
•	Professional Services revenue was $73,000, up 7% from the fourth quarter of 2012 and up 33% from the third quarter of 2013
•	Total revenue was $1,428,000 up 8% from the fourth quarter of 2012 and up 31% from the third quarter of 2013
•	Income before taxes was $54,000 compared to $20,000 in the fourth quarter of 2012

Full Year 2013 Financial Results Highlights
•	Total software revenue was up slightly to $4,971,000 compared to $4,952,000 in 2012
•	Professional Services revenue was $263,000, a decrease of 62% compared to 2012
•	Total revenue of $5,234,000, down 7% from 2012
•	Income before taxes was $41,000 compared to $74,000 in 2012
•	Net income, including a favorable deferred tax benefit adjustment of $1,338,000, was $1,382,000 compared to $68,000 in 2012

Management’s Comments
Commenting on the financial results, Bob Reback, president and chief executive officer, stated, “As anticipated, the semiconductor capital equipment market declined 13% in 2013. We are very pleased to report that in this down market we were able to increase software revenue year-over-year and report full year profitability. In line with our strategy, our services revenue was down year-over-year as we focused on products and enhanced our worldwide network of services partners that are able to quickly provide software engineering resources to assist our customers when necessary. Focusing on products allowed us to complete new releases for a number of our product lines during 2013. It was very gratifying that customers selected Cimetrix products for twenty new design wins during 2013. In addition, we continued to invest in R&D for new product opportunities as we completed a prototype for a new product line.”

2013 Business Highlights
•	Increased stockholders’ equity with a $1.3 million valuation of a deferred tax asset.
•	Achieved 20 new design wins in North America, Europe, and Asia.
•
After listening to the recommendations from our growing customer base, we developed and delivered a major new release of CIMControlFramework equipment control software. CIMControlFramework version 3.8 delivers additional functionality that empowers Cimetrix customers to complete equipment automation projects with the fastest time-to-market.

•
Released CIMPortal Plus software development kit (SDK), a new addition to our CIMPortal EDA/Interface A connectivity family. CIMPortal Plus is designed for equipment manufacturers to support the latest EDA/Interface A standards, including the recent E164 Specification for EDA Common Metadata.

•	Completed incremental releases of CIMConnect, CIM300, and CIMPortal software to enable development on new platforms and support revisions to SEMI standards.
•	Cimetrix continues to collaborate with industry leaders to investigate new products that enable both equipment companies and semiconductor manufacturers to reduce costs and increase productivity.

Outlook for 2014
Industry analysts are predicting growth in the semiconductor capital equipment market in 2014 to be between 10 and 20%. We are also seeing minor improvements in the PV and LED capital equipment markets, which were hit hard and virtually non-existent these past several years. With best-in-class product lines, we will continue to aggressively pursue new customers in the semiconductor and related industries around the world. We expect to return to year-over-year revenue growth, the scale of which depends on the extent of the industry recovery. In addition, we expect to transition our new product initiative from the prototype phase to revenue-generating pilot projects with early adopter customers.

About Cimetrix Incorporated
Cimetrix (OTCQB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMISECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member in both Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and SEMATECH.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

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Company Contact
Rob Schreck
Cimetrix Incorporated
Phone: (801) 256-6500
rob.schreck@cimetrix.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
ASSETS	2013	2012
Current assets:
Cash	$887,000	1,027,000
Accounts receivable, net	797,000	642,000
Inventories	56,000	16,000
Prepaid expenses and other current assets	72,000	102,000
Deferred tax asset - current portion	144,000	-
Total current assets	1,956,000	1,787,000

Property and equipment, net	48,000	81,000
Goodwill	64,000	64,000
Deferred tax asset - long-term portion	1,194,000	-
Other assets	6,000	20,000

Total assets	$3,268,000	$1,952,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$56,000	$49,000
Accrued expenses	178,000	230,000
Deferred revenue	273,000	338,000
Total current liabilities	507,000	617,000

Total liabilities	507,000	617,000

Commitments and contingencies

Stockholders’ equity:

Common stock; $.0001 par value, 100,000,000 shares authorized, 45,042,006 and 45,567,006 shares issued, respectively	4,000	4,000
Additional paid-in capital	33,774,000	33,683,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000
Accumulated deficit	(30,968,000)	(32,303,000
Total stockholders’ equity	2,761,000	1,335,000

Total liabilities and stockholders' equity	$3,268,000	$1,952,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2013	2012	2013	2012
Revenues:
New software licenses	$1,030,000	$982,000	$3,917,000	$3,945,000
Software license updates and product support	325,000	270,000	1,054,000	1,007,000
Total software revenues	1,355,000	1,252,000	4,971,000	4,952,000
Professional services	73,000	68,000	263,000	687,000

Total revenues	1,428,000	1,320,000	5,234,000	5,639,000

Operating costs and expenses:
Cost of revenues	561,000	459,000	2,197,000	2,276,000
Sales and marketing	248,000	286,000	957,000	1,022,000
Research and development	187,000	283,000	852,000	1,029,000
General and administrative	279,000	266,000	1,137,000	1,185,000
Depreciation and amortization	11,000	17,000	61,000	65,000

Total operating costs and expenses	1,286,000	1,311,000	5,204,000	5,577,000

Income from operations	142,000	9,000	30,000	62,000

Other income (expenses):
Interest income	1,000	-	2,000	1,000
Gain on sale of property and equipment	(1,000)	-	1,000	-
Interest expense	-	(1,000)	-	(1,000)
Other income	-	12,000	8,000	12,000

Total other income (expenses), net	-	11,000	11,000	12,000

Income before income taxes	142,000	20,000	41,000	74,000

Provision for income taxes	88,000	-	(1,341,000)	6,000

Net income	$54,000	$20,000	$1,382,000	$68,000

Net income per common share:
Basic	$0.00	$0.00	$0.03	$0.00
Diluted	$0.00	$0.00	$0.03	$0.00

Weighted average number of shares
outstanding:
Basic	45,227,000	45,727,000	45,431,000	45,718,000
Diluted	45,903,000	46,290,000	46,092,000	46,381,000